UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934

IPC HOLDINGS, LTD.
(Name of Subject Company (Issuer))

VALIDUS HOLDINGS, LTD.
(Name of Filing Persons (Offeror))

COMMON SHARES, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

G4933P101
(CUSIP Number of Class of Securities)

C. Jerome Dill
Executive Vice President & General Counsel
Validus Holdings, Ltd.
19 Par-La-Ville Road, Hamilton, HM 11 Bermuda
(441) 278-9000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With Copies to:

W. Leslie Duffy, Esq. John Schuster, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, New York 10005 (212) 701-3000	Stephen F. Arcano, Esq. Todd E. Freed, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 Telephone: (212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation*: $1,482,329,499.84	Amount of Filing Fee**: $82,713.99

*	Estimated for purposes of calculating the filing fee only. Pursuant to Rules 0-11(a)(4) and 0-11(d) under the Securities Exchange Act of 1934, as amended, the market value of the securities to be received was calculated as the product of (i) 56,925,096 IPC Holdings, Ltd. common shares (the sum of (x) 55,948,821 IPC Holdings, Ltd. common shares outstanding as of April 9, 2009 (as reported in the joint proxy/prospectus filed by IPC Holdings, Ltd. and Max Capital Group Ltd. on May 7, 2009) and (y) 976,275 IPC Holdings, Ltd. common shares issuable upon the exercise or vesting of outstanding options, restricted common shares, restricted share units and performance share units, each as of March 31, 2009 (each as reported in the Quarterly Report on Form 10-Q for the three months ended March 31, 2009 of IPC Holdings, Ltd. filed on May 8, 2009 and (ii) the average of the high and low sales prices of IPC Holdings, Ltd. common shares as reported on the NASDAQ Global Select Market on May 7, 2009 ($26.04).

**	The amount of filing fee is calculated in accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 For Fiscal Year 2009 issued by the Securities and Exchange Commission on March 11, 2009. Such fee equals $55.80 per $1,000,000 of the transaction value.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:  $84,262.55                      Form or registration no.: Schedule 14A
Filing Party:  Validus Holdings, Ltd.                      Date Filed: April 16, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑  third-party tender offer subject to Rule 14d-1.

☐  issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by Validus Holdings, Ltd., a Bermuda exempted company (“Validus”) and relates to the third-party tender offer by Validus to exchange all the issued and outstanding common shares, par value $0.01 per share (the “Shares”) of IPC Holdings, Ltd., a Bermuda exempted company (the “Company”) for 1.2037 Validus voting common shares, par value $0.175 per share (the “Validus Common Shares”) upon the terms and conditions set forth in (1) the Offer to Exchange/Prospectus, dated May 12, 2009 (the “Offer to Exchange”) and (2) the related Letter of Transmittal (the offer reflected by such terms and conditions, as they may be amended or supplemented from time to time, constitutes the “Offer”).

On May 12, 2009, Validus filed a Registration Statement on Form S-4 (the “Registration Statement”), of which the Offer to Exchange forms a part. The terms and conditions of the Offer are set forth in the Offer to Exchange and the related Letter of Transmittal, which are set forth as Exhibits (a)(1)(A) and (a)(1)(B) hereto.

All information contained in the Offer to Exchange and the Letter of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer, is hereby expressly incorporated herein by reference in response to all items in this Schedule TO, and as more precisely set forth below.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Exchange titled “Summary of the Exchange Offer” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) As described in the Offer to Exchange, the subject company and the issuer of the securities subject to the Offer is IPC Holdings, Ltd., a Bermuda exempted company. Its principal executive office is located at American International Building, 29 Richmond Road, Pembroke HM08, Bermuda and its telephone number is (441) 298-5100.

(b) This Schedule TO relates to the Company’s Shares. Based upon information contained in the Annual Report on Form 10-K filed with the Securities and Exchange Commission by the Company on February 27, 2009 (the “IPC 10-K”), there were 55,943,297 Shares outstanding as of February 23, 2009.

(c) The information concerning the principal market, if any, in which the Shares are traded and certain high and low sales prices for the Validus Common Shares in the principal market in which it is traded set forth in the section of the Offer to Exchange titled “Comparative Market Price and Dividend Information” is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF THE FILING PERSON.

(a), (b), (c) The information set forth in the sections of the Offer to Exchange titled “Summary of the Exchange Offer — The Companies” and “The Companies — Validus,” and Schedule I to the Offer to Exchange, is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)(1)(i) The information set forth in the sections of the Offer to Exchange titled “Summary of the Exchange Offer” and “The Exchange Offer” is incorporated herein by reference.

(a)(1)(ii) The information set forth in the sections of the Offer to Exchange titled “Summary of the Exchange Offer,” “The Exchange Offer,” “The Exchange Offer — Acceptance for Exchange, and Exchange, of IPC Common Shares; Delivery of Validus Common Shares” and “The Exchange Offer — Cash In Lieu of Fractional Validus Common Shares” is incorporated herein by reference.

(a)(1)(iii) The information set forth in the sections of the Offer to Exchange titled “Summary of the Exchange Offer — Expiration Time of the Exchange Offer” and “The Exchange Offer — Expiration Time of the Exchange Offer” is incorporated herein by reference.

(a)(1)(iv) The information set forth in the sections of the Offer to Exchange titled “Summary of the Exchange Offer,” “The Exchange Offer — Extension, Termination and Amendment” and “The Exchange Offer — Withdrawal Rights” is incorporated herein by reference.

(a)(1)(v) The information set forth in the section of the Offer to Exchange titled “Summary of the Exchange Offer — Extension, Termination and Amendment” and “The Exchange Offer — Extension, Termination and Amendment” is incorporated herein by reference.

(a)(1)(vi) The information set forth in the section of the Offer to Exchange titled “Summary of the Exchange Offer — Withdrawal Rights” and “The Exchange Offer — Withdrawal Rights” is incorporated herein by reference.

(a)(1)(vii) The information set forth in the section of the Offer to Exchange titled “The Exchange Offer — Procedure for Tendering” and “The Exchange Offer — Withdrawal Rights”) is incorporated herein by reference.

(a)(1)(viii) The information set forth in the sections of the Offer to Exchange titled “The Exchange Offer — Acceptance for Exchange, and Exchange, of IPC Common Shares; Delivery of Validus Common Shares” is incorporated herein by reference.

(a)(1)(ix) Not applicable.

(a)(1)(x) The information set forth in the section of the Offer to Exchange titled “The Exchange Offer — Effect of the Exchange Offer on the Market for Shares of IPC Common Shares; NASDAQ and Bermuda Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations” and “Comparison of Shareholders’ Rights” is incorporated herein by reference.

(a)(1)(xi) The information set forth in the section of the Offer to Exchange titled “Summary of the Exchange Offer — Accounting Treatment” and “The Exchange Offer — Accounting Treatment” is incorporated herein by reference.

(a)(1)(xii) The information set forth in the section of the Offer to Exchange titled “Summary of the Exchange Offer — Material U.S. Federal Income Tax Consequences” and “The Exchange Offer — Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(a)(2) Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b) The information set forth in the sections of the Offer to Exchange titled “The Acquisition, Background and Reasons for the Exchange Offer” and “The Exchange Offer — Certain Relationships With IPC and Interests of Validus in the Exchange Offer” is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1), (3-7) The information set forth in the sections of the Offer to Exchange titled “Summary of the Exchange Offer — Reasons for the Exchange Offer,” “The Exchange Offer — Ownership of Validus After the Exchange Offer,” “The Exchange Offer — Purpose and Structure of the Exchange Offer,” “The Exchange Offer — Plans for IPC” and ‘‘The Exchange Offer — Effect of the Exchange Offer on the Market for IPC Common Shares; NASDAQ and Bermuda Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(c)(2) None.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b), (d) The information set forth in the sections of the Offer to Exchange titled “Summary of the Exchange Offer — Conditions of the Exchange Offer,” “The Exchange Offer — Conditions of the Exchange Offer” and “The Exchange Offer — Source and Amount of Funds” is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in the section of the Offer to Exchange titled “The Companies — Validus” and Schedule II of the Offer to Exchange is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the section of the Offer to Exchange titled “The Exchange Offer — Fees and Expenses” is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

(a), (b) The information set forth in the sections of the Offer to Exchange titled “Selected Historical Consolidated Financial Data of Validus,” “Selected Historical Consolidated Financial Data of IPC,” “Selected Unaudited Condensed Consolidated Pro Forma Financial Information,” “Comparative Per Share Data,” “Ratio of Earnings to Fixed Charges” and “Where You Can Find More Information” is incorporated herein by reference.

ITEM 11.	ADDITIONAL INFORMATION.

(a)(1) The information set forth in the sections of the Offer to Exchange titled “The Acquisition, Background and Reasons for the Exchange Offer” and “The Exchange Offer — Certain Relationships With IPC and Interests of Validus in the Exchange Offer” is incorporated herein by reference.

(a)(2), (3) The information set forth in the sections of the Offer to Exchange titled “Summary of the Offer — Regulatory Approval and Status,” and “The Exchange Offer — Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4) The information set forth in the sections of the Offer to Exchange titled “The Exchange Offer — Effect of the Exchange Offer on the Market for IPC Common Shares; NASDAQ and Bermuda Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(a)(5) The information set forth in the sections of the Offer to Exchange titled “The Exchange Offer — Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange and the accompanying Letter of Transmittal is incorporated herein by reference.

ITEM 12.	EXHIBITS.

(a)(1)(A)	Form of Letter of Transmittal*
(a)(1)(B)	Form of Notice of Guaranteed Delivery*
(a)(1)(C)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees*
(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees*
(a)(2)	Not Applicable
(a)(3)	Not Applicable
(a)(4)	Prospectus/Offer to Exchange*
(a)(5)	Form of Summary Advertisement
(b)	Not Applicable
(d)	Not Applicable
(g)	Not Applicable
(h)	Not Applicable

*	Incorporated by Reference to the Validus Registration Statement on Form S-4 filed on May 12, 2009.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

VALIDUS HOLDINGS, LTD.

By:	/s/ Joseph E. (Jeff) Consolino
Name:     Joseph E. (Jeff) Consolino

Title:	Chief Financial Officer and Executive Vice President

Date: May 12, 2009

EXHIBIT INDEX

Exhibit No.	Document

(a)(1)(A)	Form of Letter of Transmittal*
(a)(1)(B)	Form of Notice of Guaranteed Delivery*
(a)(1)(C)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees*
(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees*
(a)(2)	Not Applicable
(a)(3)	Not Applicable
(a)(4)	Prospectus/Offer to Exchange*
(a)(5)	Form of Summary Advertisement
(b)	Not Applicable
(d)	Not Applicable
(g)	Not Applicable
(h)	Not Applicable

*	Incorporated by Reference to the Validus Registration Statement on Form S-4 filed on May 12, 2009.